Exhibit 7

Item 3 Common Share Issuances pursuant to Dividend Reinvestment Plan

The Prudential Insurance Company of America participated in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvestment	Amount Reinvested	Price per Share	Number of Shares
Class Z Common Shares	08/30/2024	$832,662.05	$25.84	32,223.764
Class Z Common Shares	09/30/2024	$928,039.72	$25.94	35,776.396
Class Z Common Shares	10/31/2024	$826,073.69	$25.74	32,092.995
Class Z Common Shares	11/29/2024	$986,049.32	$25.81	38,204.158